Exhibit 21.1

Subsidiaries of the Registrant

1.	Diamond (BC) B.V.
2.	Diamond (BC) Netherlands Holding B.V.
3.	Diversey, Inc.
4.	Diversey Europe B.V.
5.	Diversey Europe Operations B.V.

1